Exhibit 99.2

[GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE                           CONTACT: Kym Cheseldine
November 6, 1998                                         Frederick Brewing Co.
                                                         (301) 694-7899 xll3

                                                         I.W. Miller Group, Inc.
                                                         (714) 833-9001

                      FREDERICK BREWING CO. SEES SIGNS OF
                        TURNAROUND IN 3RD QUARTER RESULTS

    Teleconference Review with Brokers, Analysts Set for Tuesday, November 10

FREDERICK, MD - Frederick Brewing Co. (NASDAQ, Small Cap: BLUE) has announced higher sales and reduced losses for the third quarter of 1998.

For the quarter ended September 30, 1998, Frederick Brewing Co. (FBC) reported net sales of $1,413,617 a 53% increase over the same period of 1997. The Company shipped 9,233 barrels of beer in the period, an increase of 61% over the third quarter of 1997. Gross profit per barrel rose by 89%, to $37.07 from $19.61, as direct labor, direct materials and production overhead costs per barrel all declined. Selling, general and administrative expenses declined by 32% to $863,277 compared to the third quarter of 1997, even though the 1998 figures include a $91,000 quarterly charge for amortizing the goodwill associated with the Company's acquisitions of the Wild Goose(R) and Brimstone(TM) brands in early 1998. The Company's loss from operations fell by 53% to $526,018 in the third quarter of 1998 from $1,115,664 in 1997 period.

Excluding charges for dividends deemed to have accrued to preferred stockholders, the Company's net loss declined by 39% to ($735,493) in the third quarter of 1998, compared to the same period a year ago. Including those charges, which represent an estimate of the value of the discounts granted to purchasers of certain preferred stock issued during the respective periods upon the eventual conversion of the preferred stock to common stock, the loss attributable to common shareholders was $982,493 an improvement of 54% compared to the prior year.

Frederick Brewing Co. CEO Kevin Brannon said, "These results bear out what we have been saying for the past six months: as production volume moves up and our brewers and packaging people get more experience working in the new brewery, our production costs will steadily decline. The cost reduction programs we have been implementing over the past two quarters resulted in a reduction in selling, general and administrative overhead expenses of $191,794 (18%) just since last quarter. Excluding the extraordinary charge we took in the second quarter, our operating loss declined by 18% compared to the second quarter, even though net revenues did not increase very much. These efforts are continuing and we expect them to result in even greater savings over the next three quarters." Brannon said the net loss is not falling as fast as the operating loss because net interest and rental expenses have increased due to higher interest rates imposed by the Company's bank in April and payments made toward the Company's option to purchase of the brewery building from its landlord. He said, "We have made substantial progress in our efforts to re-finance these loans and expect to complete the process within 90 days or so. We expect the re-financings to reduce our debt service obligations considerably."

Marjorie McGinnis, FBC President and Chief Operating Officer, said she was pleased with sales for the third quarter which she said, has historically been the second slowest of the year, behind only the January to March quarter. "This report proves how important our diverse portfolio of beers is to our success. Wild Goose(R) sales were strong, we were able to introduce the Brimstone(TM) brand to a nationwide audience via a beer club, and FBC became one of the very few American craftbrewers in the Ontario, Canada market thanks to the unique positioning of the Hempen Gold(TM) brand. We were able to enter critically important New York chain stores late in the quarter with several different products and expect to see significant results in those accounts during the next few months. All of this bodes well for us as we enter the holiday season - the fourth quarter is always our best as beer drinkers trade up to better beers and our higher margin winter seasonal products take off."

For the first three quarters of 1998, FBC's net sales were up 95% to $3,722,719 and losses from operations, before an extraordinary second quarter charge of $1,089,000, were $1,799,045, a reduction of 32% compared to the first nine months of 1997. Including the charges, the operating losses for the year to date is $2,888,045, an increase of 7% compared to the same period in 1997. Through September 30, the Company's net loss, excluding the extraordinary charge and before the deemed preferred stock dividend, was $2,318,500 compared to $2,764,335 for the same period in 1997. Including both charges, the net loss attributable to common shareholders was $3,683,127 for the first nine months of 1998, 27% less than the loss reported for the same period last year.

Members of Frederick Brewing Co.'s executive management team will be available to discuss recent developments as part of an "open line" teleconference scheduled for Tuesday, November 10, beginning shortly after the market close at 4:15 p.m. Eastern Standard Time (3:15 p.m. Central/2:15 p.m. Mountain/1:15 p.m. Pacific).

All current and prospective investors, institutional portfolio managers, investment brokers, securities analysts, members of the brokerage community and representatives of the trade are welcome to participate in this conference call.

To take part in the Frederick Brewing Co. teleconference, which can be accessed toll-free from anywhere in the U.S., participants are simply required to dial
(800) 553-0358 and register their name and corporate affiliation.

                      Consolidated Statement of Operations

----------------------------------------------------------------------------------------------------------------
                                          Three Months Ended September 30,      Nine Months Ended September 30,
                                          --------------------------------      -------------------------------
                                              1998               1997               1998             1997
                                              ----               ----               ----             ----
----------------------------------------------------------------------------------------------------------------
                        Gross Sales        $1,603,212        $ 1,072,961        $ 4,213,059         $ 2,214,191
----------------------------------------------------------------------------------------------------------------
   Less: Depletions, allowances and           189,595            147,363            490,340             305,127
                       excise taxes
----------------------------------------------------------------------------------------------------------------
                          Net sales         1,413,617            925,598          3,722,719           1,909,064
----------------------------------------------------------------------------------------------------------------
                      Cost of sales         1,071,373            813,071          2,851,091           1,940,890
----------------------------------------------------------------------------------------------------------------
                Gross profit (loss)           342,244            112,527            871,628             (31,826)
----------------------------------------------------------------------------------------------------------------
Selling, general and administrative           863,277          1,228,191          2,665,688           2,663,738
                           expenses
----------------------------------------------------------------------------------------------------------------
                  Minority interest             4,985                  -              4,985                   -
----------------------------------------------------------------------------------------------------------------
   Write-off of net deferred public                 -                  -          1,089,000                   -
                    relations costs
----------------------------------------------------------------------------------------------------------------
                     Operating loss          (526,018)        (1,115,664)        (2,888,045)         (2,695,564)
----------------------------------------------------------------------------------------------------------------
   (Gain)/loss on sale of equipment                 -                  -             99,545            (135,523)
----------------------------------------------------------------------------------------------------------------
              Interest expense, net           209,475             95,927            419,910             204,294
----------------------------------------------------------------------------------------------------------------
                           Net loss          (735,493)        (1,211,591)        (3,407,500)         (2,764,335)
----------------------------------------------------------------------------------------------------------------
    Preferred stock deemed dividend          (247,000)          (928,626)          (275,627)         (2,283,080)
                       requirements
----------------------------------------------------------------------------------------------------------------
    Net loss attributable to common        $  (982,49)       $(2,140,217)       $(3,683,127)        $(5,047,415)
                       shareholders
----------------------------------------------------------------------------------------------------------------